UNIFIED SERIES TRUST

UNIFIED FINANCIAL SECURITIES, INC.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

October 9, 2015

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Unified Series Trust (the “Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Foor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post-Effective Amendment #341 to the Registration Statement of the Registrant (the “Amendment”), in respect of the IRON Equity Premium Income Fund, to October 13, 2015.

The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, doing so does not foreclose the Commission from taking any action with respect to the Amendment. The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Registrant further acknowledges that it may not assert the Commission’s or the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

UNIFIED SERIES TRUST

By:	/s/ John C. Swhear
John C. Swhear, President

UNIFIED FINANCIAL SECURITIES, INC.

By:	/s/ John C. Swhear
John C. Swhear, Chief Compliance Officer